Exhibit 99.1

Sky Solar Announces Entry Into China Solar Market

HONG KONG — December 22, 2014 /Globe Newswire/ - Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or the “Company”), a global renewable energy developer and independent power producer today announced its intention to enter the Chinese solar market.  Sky Solar believes that the country is a high-priority growth opportunity due to its large size and rapidly growing renewable energy sector, as well as the Company’s own extensive knowledge of the market.

The Company intends to own fully operational solar assets, as well as build and transfer assets to external third parties which are mainly state-owned conglomerates and public companies.  The Company has always planned to target selective provinces with large imbalances between power supply and demand, as well as the most attractive financial strength, based on the ability to make timely payments of feed-in-tariffs.

The Company’s board of directors approved the establishment of legal and operational entities to enter the China market, and authorized the Company’s management team to evaluate acquisition targets to build the operating assets in China.  Among the targets under evaluation include solar park and EPC assets owned by private entities controlled by the Company’s Chairman, Mr. Weili Su, which own 165 MW of projects in operation and under construction and 4.9 GW of projects in various stages of development.

Pursuant to the Company’s Corporate Governance Guidelines, a majority of the Company’s directors, including all of the Company’s independent directors, must approve any acquisition of businesses, solar parks or other assets from related parties or independent third parties. All approvals are based on a myriad of factors including but not limited to IRR, technical specifications of the solar project (including sun irradiation hours, components and performance guarantees) and technical, financial and legal due diligence. The Company believes that these strong internal controls ensure that any related-party transaction will occur at a fair market price. In addition, under the Company’s Corporate Governance Guidelines, two-thirds of all shareholders must also approve certain purchases from related parties that are individually or in the aggregate over the last twelve months equivalent to 20% or more of the Company’s market capitalization.

The Company is also establishing a new business platform, to be named “Sky-Link”, for integrating supply-chain and industry data and analysis, and standardizing solar project quality control and monitoring.  The Company will use these capabilities internally as well as offer the services to third parties for a fee.  The Company is evaluating a potential acquisition of Changzhou Sky Solar New Energy Technology Co., Ltd. (“Changzhou Sky Solar New Energy Technology”) at fair market value by Sky-Link, in order to quickly enter the solar project quality control and monitoring business.  Changzhou Sky Solar New Energy Technology is a well-established vendor of services including (i) PV materials, products and plants testing, (ii) project acceptance inspections, and (iii) solar project supervision.  Changzhou Sky Solar New Energy Technology is a related entity controlled by the Company’s Chairman Mr. Su, and accordingly the acquisition would be need to be approved under the Company’s strict Corporate Governance Guidelines.

To quickly establish Sky Solar’s China operations, the Board has approved the transfer of a number of experienced senior leaders from the private entities controlled by Chairman Su to Sky Solar Holdings, Ltd. The Company expects the addition of these experts to provide the market and operating knowledge necessary for the Company to succeed in this initiative. Notable management changes include the appointment of the Company’s current Chief Investment Officer, Mr. Zhi Hao, as the new Managing Director of Sky Solar China.  Mr. Yu Hu, a new addition to the Company, will be appointed as Executive Vice President of the Company and President of Sky-Link.

The Company is currently pursuing a number of financing alternatives to implement the proposed transactions associated with this strategic initiative.

About Sky Solar Holdings, Ltd.

Sky Solar Holdings is a global independent power producer (“IPP”) that develops, owns and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream PV segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of September 30, 2014, the Company has developed 200 solar parks with an aggregate capacity of 181.7 MW and owns and operates 54.5 MW of solar parks.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends, “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its final prospectus filed pursuant to Rule 424(b)(4). Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For Additional Information:

Company: Matthew Yeh IR@skysolarholding.com	Investor Relations: ICR, LLC Gary Dvorchak, CFA Senior Vice President China: +86 (10) 6583-7500 US: +1 (310) 954-1123 gary.dvorchak@icrinc.com